Exhibit 12.01

HARTFORD LIFE INSURANCE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(In millions)

	Three Months Ended March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations before income taxes	$355	$(29)	$863	$(3,125)	$(5,820)
Add: Total fixed charges, before interest credited to contractholders	—	—	—	—	—

Total earnings, before interest credited to contractholders	355	(29)	863	(3,125)	(5,820)
Interest credited to contractholders [1]	489	1,540	1,850	2,005	1,554

Total earnings	$844	$1,511	$2,713	$(1,120)	$(4,226)

FIXED CHARGES:
Interest expense	$—	$—	$—	$—	$—
Interest factor attributable to rentals and other	—	—	—	—	—

Total fixed charges, before interest credited to contractholders	—	—	—	—	—
Interest credited to contractholders [1]	489	1,540	1,850	2,005	1,554

Total fixed charges	$489	$1,540	$1,850	$2,005	$1,554

RATIOS:

Total earnings to total fixed charges [2]	1.7	NM	1.5	NM	NM
Deficiency of total earnings to total fixed charges [3]	$—	29	—	$3,125	$5,820
Ratio before interest credited to contractholders
Total earnings to total fixed charges [2] [4]	NM	NM	NM	NM	NM

[1]	Interest credited to contractholders includes interest credited on general account assets and interest credited on consumer notes.
[2]	Ratios of less than one-to-one are presented as “NM” or not meaningful.
[3]	Represents additional earnings that would be necessary to result in a one-to-one ratio.
[4]	This secondary ratio is disclosed for the convenience of policyholders invested in the Company’s general account and Consumer Note holders.